

March 27, 2023

Renhui Mu
Chairman and Chief Executive Officer
Wins Finance Holdings Inc.
1F, Building 1B
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, Peoples Republic of China

>   **Re: Wins Finance Holdings Inc.**
>   **Form 20-F for Fiscal Year Ended June 30, 2021**
>   **Filed October 29, 2021**
>   **Form 20-F for Fiscal Year Ended June 30, 2022**
>   **Filed November 4, 2022**
>   **File No. 333-204074**

Dear Renhui Mu:

   We have reviewed your February 2, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2023 letter.

Form 20-F for Fiscal Year Ended June 30, 2022

Overview, page 38

1.   We note that you recognized a $175.4 million investment loss during the fiscal year ended June 30, 2021, which you disclose on page 39 was due to the disposal of Jinchen Agriculture and Dongsheng Guarantee. In light of the fact that you lost control of these subsidiaries on June 9, 2020 when the Changzhi Public Security Bureau enforced a judgement against Jinchen Agriculture and its subsidiary, Dongsheng Guarantee, please explain how you concluded this investment loss was appropriately reflected during the fiscal year ended June 30, 2021 instead of during the fiscal year ended June 30, 2020. As

part of your response, please refer to the accounting guidance you considered in reaching your conclusion.

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note your response to comment 2. Please address the following:
- You state that the Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows did not include financial information about the discontinued operations for the subsidiaries without control for the fiscal year ended June 30, 2020. However, you also state that therefore the company financial statements for the fiscal year of June 30, 2020 were in compliance with audit requirements. Provide us with a fulsome response explaining how you believe the June 30, 2020 financial statements could be in compliance with audit requirements when they exclude the subsidiaries without control.
- You state that the Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows did not include financial information about the discontinued operations for the subsidiaries without control for the fiscal year ended June 30, 2020. Please explain whether this means that no activity (for example, revenues, expenses, operating cash flows, etc.) was included in the Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows for the subsidiaries without control. If it does mean that no activity for these subsidiaries without control were included in the June 30, 2020 financial statements, please tell us why the audit report for the fiscal year ended June 30, 2020 has not been qualified.
- You state that the June 30, 2020 financial statements were in compliance with audit requirements. Please explain how the financial statements for the fiscal year ended June 30, 2020 could be in compliance with audit requirements when the amounts have not changed from the June 30, 2020 financial statements filed in both your Forms 20-F for fiscal years ended June 30, 2021 and June 30, 2020, and for which you had a qualified audit report on the financial statements for the fiscal year ended June 30, 2020 in both Form 20-F filings.
- In the audit report from Audit Alliance LLP ("Audit Alliance") dated November 12, 2020 included in your fiscal year June 30, 2020 Form 20-F, Audit Alliance includes a statement that "we were unable to carry out any audit procedures or to obtain information we considered necessary during our audit of the financial statements of the subsidiaries without control stated on the face of the balance sheet of the Company classified as disposal group. Therefore, we could not determine the effect of adjustments, if any, on the financial position of Company as at June 30 2020 or on its financial performance and cash flows for the year then ended." Please explain in detail the additional audit procedures that Audit Alliance has performed subsequent to November 12, 2020 to no longer have a qualified audit report on the financial statements for the fiscal year ended June 30, 2020. As part of your response, please explain when those audit procedures were conducted.

- In the audit report from Audit Alliance dated November 12, 2020 on the consolidated financial statements for the fiscal year ended June 30, 2020, Audit Alliance includes a statement that "we also did not receive disclosure from management of subsidiaries without control regarding the results of their assessment of the risk that the financial statements may be materially misstated as a result of fraud. Accordingly, we could not obtain assurance over the completeness of any allegations of fraud, or suspected fraud, affecting the Company's financial statements as communicated by employees, former employees, analysts, regulators or others. Management of subsidiaries without control is unable to acknowledge their responsibilities for the design, implementation and maintenance of accounting and internal control systems that are designed to prevent and detect fraud and error, the objectives of which are to provide us with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed as authorized." Please explain in detail the additional disclosures that Audit Alliance has received from management of subsidiaries without control to no longer have this qualification in the audit report on the financial statements for the fiscal year ended June 30, 2020 included in your current Form 20-F for the fiscal year ended June 30, 2022. As part of your response, please explain when Audit Alliance obtained this information from management and explain how Audit Alliance evaluated and audited the additional information received.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Benjamin Phippen, Staff Accountant, at (202) 551-3697 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance